SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULES 13d-1(b)(c), AND
                        (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )*


                               PREMIER PARKS, INC.
                   ------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                   ------------------------------------------
                         (Title of Class of Securities)

                                    740540208
                         ------------------------------
                                 (CUSIP Number)

                                December 31, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(x) Rule 13d-1(b)
( ) Rule 13d-(c)
( ) Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 8 Pages

CUSIP No. 740540208                   13G                     Page 2 of 8 Pages


1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      College Retirement Equities Fund
      I.R.S. #13-6022-042


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ( )
                                                                  (b) (X)
      See Exhibit A Attached

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

      5.    SOLE VOTING POWER                   5,439,492

      6.    SHARED VOTING POWER                 None

      7.    SOLE DISPOSITIVE POWER              None

      8.    SHARED DISPOSITIVE POWER            5,439,492 (shared with its
      investment adviser, TIAA-CREF Investment Management, LLC)


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        5,439,492

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                            (  )


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        7.213%

12.   TYPE OF REPORTING PERSON*

                        IV

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 740540208                 13G                     Page 3 of 8 Pages


1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      TIAA-CREF Mutual Funds
      I.R.S. #13-3930560 (Growth Equity Fund)


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ( )
                                                                  (b) (X)
      See Exhibit A Attached

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

      5.    SOLE VOTING POWER                   188,850

      6.    SHARED VOTING POWER                 None

      7.    SOLE DISPOSITIVE POWER              None

      8.    SHARED DISPOSITIVE POWER            188,850 (shared with its
      investment adviser, Teachers Advisors, Inc.)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        188,850

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                             (  )


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        0.250%

12.   TYPE OF REPORTING PERSON*

                        IV


                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 740540208                 13G                     Page 4 of 8 Pages


1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      NYS College Choice Tuition LLC ("NYS Tuition LLC")
      I.R.S. #13-4024889


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ( )
                                                                  (b) (X)
      See Exhibit A Attached

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

      5.    SOLE VOTING POWER                   None

      6.    SHARED VOTING POWER                 11,664
                                                (Shared with Teachers Advisors,
                                                Inc.)

      7.    SOLE DISPOSITIVE POWER              None

      8.    SHARED DISPOSITIVE POWER            11,664
     (shared with Teachers Advisors, Inc., its investment adviser)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        11,664

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                            (  )


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        0.016%

12.   TYPE OF REPORTING PERSON*

                        OO


                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages

Item 1(a).        NAME OF ISSUER:

                  PREMIER PARKS, INC.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  11501 Northwest Expressway
                  Oklahoma City, OK  73131

Item 2(a).        NAME OF PERSON FILING:
                  (1)  College Retirement Equities Fund ("CREF")
                  (2)  TIAA-CREF Mutual Funds ("Mutual Funds")
                  (3)  NYS College Choice Tuition LLC
                       ("NYS Tuition LLC")

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                  (1)  CREF -    730 Third Avenue
                                 New York, N.Y.  10017
                  (2)  Mutual    730 Third Avenue
                       Funds -   New York, N.Y. 10017
                  (3)  NYS
                       Tuition   730 Third Avenue
                       LLC -     New York, N.Y. 10017

Item 2(c).        CITIZENSHIP:
                  (1)  CREF - Incorporated in New York
                  (2)  Mutual Funds - Incorporated in Delaware
                  (3)  NYS Tuition LLC - Organized in New York

Item 2(d).        TITLE OF CLASS OF SECURITIES:
                  Common Stock

Item 2(e).        CUSIP NUMBER: 740540208

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)   ( )   Broker or dealer registered under Section 15 of the
            Exchange Act.
(b)   ( )   Bank as defined in Section 3(a)(6) of the Exchange Act. (c) ( )
            Insurance company as defined in Section 3(a)(19) of the
            Exchange Act.
(d)   (x)   Investment Company registered under Section 8 of the Investment
            Company Act.
(e)   ( )   An investment adviser in accordance with Rule 13d-
            1(b)(1)(ii)(E);
(f)   ( )   An employee benefit plan or endowment fund in accordance with
            Rule 13d-1(b)(1)(ii)(F);
(g)   ( )   A parent holding company or control person in accordance with
            Rule 13d-1(b)(1)(ii)(G);
(h)   ( )   A savings association as defined in Section 3(b) of the
            Federal Deposit Insurance Act;
(i)   ( )   A church plan that is excluded from the definition of an
            investment company under Section 3(c)(14) of the
            Investment Company Act;
(j)   (x)   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  (  )

                                                               Page 6 of 8 Pages

Item 4.     OWNERSHIP.

(1)   COLLEGE RETIREMENT EQUITIES FUND
      (a)   Amount Beneficially Owned:  5,439,492
      (b)   Percent of Class:  7.213%
      (c) The Board of Trustees of CREF, an investment company, has sole power to vote 5,439,492 shares of common stock and authority to direct the disposition of the 5,439,492 shares of common stock. TIAA-CREF Investment Management, LLC, CREF's investment adviser, is authorized to sell the 5,439,492 shares on behalf of CREF in its discretion, subject to the ultimate authority of the CREF Board of Trustees.

(2)   TIAA-CREF MUTUAL FUNDS
      (a)   Amount Beneficially Owned:  188,850
      (b)   Percent of Class:  0.250%
      (c) The Board of Trustees of the Mutual Funds, an investment company, has sole power to vote 188,850 shares of common stock, and authority to direct the disposition of the 188,850 shares of common stock. Teachers Advisors, Inc., the Mutual Fund's investment adviser, is authorized to sell the 188,850 shares on behalf of the Mutual Funds in its discretion, subject to the ultimate authority of the Mutual Funds Board of Trustees.

(3)   NYS College Choice Tuition LLC
      (a)   Amount Beneficially Owned:  11,664
      (b)   Percent of Class:  0.016%
      (c) The members of the NYS Tuition LLC have delegated to Teachers Advisors, Inc., a registered investment adviser,the power to vote and direct the disposition of the 11,664 shares of common stock on behalf of the NYS Tuition LLC in its discretion, subject to the ultimate authority the members of NYS Tuition LLC.

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
            PERSON.
                                 Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
            HOLDING COMPANY.

                                 Not Applicable

                                                               Page 7 of 8 Pages

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
            GROUP.

            See attached Exhibit A.

Item 9.     NOTICE OF DISSOLUTION OF GROUP:           Not Applicable

Item 10.    CERTIFICATION.
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1999
                                    COLLEGE RETIREMENT EQUITIES FUND


                                    By:   /s/ Peter C. Clapman
                                          -------------------------------
                                          Peter C. Clapman
                                          Senior Vice President and Chief
                                          Counsel, Investments


                                    TIAA-CREF MUTUAL FUNDS


                                    By:   /s/ Peter C. Clapman
                                          -------------------------------
                                          Peter C. Clapman
                                          Senior Vice President and Chief
                                          Counsel, Investments


                                    NYS COLLEGE CHOICE TUITION LLC
                                    By:   Teachers Insurance and Annuity
                                          Association of America,
                                          as manager


                                    By:   /s/ Peter C. Clapman
                                          -------------------------------
                                          Peter C. Clapman
                                          Senior Vice President and Chief
                                          Counsel, Investments

                                                               Page 8 of 8 Pages



                                    EXHIBIT A

           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
           ---------------------------------------------------------


College Retirement Equities Fund - IV
TIAA-CREF Mutual Funds - IV
NYS College Choice Tuition LLC - OO


The College Retirement Equities Fund, TIAA-CREF Mutual Funds and NYS College Choice Tuition LLC (the "Reporting Persons") are filing as a group because CREF's investment adviser, TIAA-CREF Investment Management, LLC, is affiliated and employs some of the same investment personnel as Teachers Advisors, Inc., the investment adviser for TIAA-CREF Mutual Funds and NYS College Choice Tuition LLC. However, because separate investment decisions are made with respect to the respective portfolio holdings of each of the Reporting Persons and there is no oral or written agreement or arrangement among the Reporting Persons with respect to acquisition, voting, disposition or otherwise of their securities, each Reporting Person disclaims beneficial ownership of the others' securities holdings and disclaims its membership in a group with the other Reporting Person, where the purpose of the group is to acquire control of or influence management of the issuer.